Exhibit 99.1

ORLA MINING PROVIDES FIRST QUARTER 2022 OPERATIONAL RESULTS

23,031 Ounces of Gold Produced in Q1

VANCOUVER, BC, April 6, 2022 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today is pleased to provide an interim operational update for the first quarter ended March 31, 2022.

CAMINO ROJO OXIDE MINE OPERATIONAL UPDATE

  Camino Rojo Oxide Mine gold production totalled 23,031 ounces for the first quarter 2022. Gold production guidance for the full year 2022 is maintained at 90,000 to 100,000 ounces.
  After a successful commissioning period which included the ramp up of mining and processing to sustained throughput levels, commercial production at the Camino Rojo Oxide Mine was declared effective April 1, 2022. During the quarter, construction activities completed included installation of heap leach liner in cell two and event pond, placement of overliner material on cell two of the heap leach, commissioning of the third and final overland conveyor, construction of the airstrip, and completion of the rainwater runoff diversion.
  Camino Rojo achieved record monthly processing throughput in March 2022. The average daily stacking throughput for the month was 17,444 tonnes per day or 97% of nameplate capacity of 18,000 tonnes per day. Daily stacking throughput for the first quarter of 2022 averaged 15,917 tonnes per day. Achieving nameplate capacity is expected during the second quarter.
  Mined ore tonnes are reconciling well to the block model and process recoveries to date are in line with the metallurgical recovery model.
Mining and Processing Totals		Mar-22	YTD 2022
Ore Mined	tonnes	684,255	1,866,151
Ore - processed	tonnes	539,379	1,404,952
Low Grade Ore - stockpiled	tonnes	144,876	461,199
Waste Mined	tonnes	225,542	707,719
Total Mined	tonnes	909,797	2,573,871
Strip Ratio	w:o	0.33	0.38
Total Ore Mined Gold Grade	g/t	0.70	0.68
Ore - processed	g/t	0.80	0.79
Low Grade Ore - stockpiled	g/t	0.35	0.36

Ore Crushed	tonnes	529,553	1,369,111
Ore Stacked	tonnes	547,965	1,652,999
Stacked Ore Gold Grade	g/t	0.79	0.81
Gold Poured (adjusted upon final refining)	oz	7,155	23,031

Daily Stacked Throughput Rate – Average*	tpd	17,444	15,917
Daily Stacked Throughput / Nameplate Capacity	%	96.9%	88.4%
Total Crushed Ore Stockpile**	tonnes	219,019
Total Crushed Ore Stockpile Au Grade	g/t	0.87
Total ROM Ore Stockpile**	tonnes	863,913
Total ROM Ore Stockpile Grade	g/t	0.38

*	Average stacking rate calculation excludes truck-stacked overliner material (7,213 tonnes for March 2022 and 220,432 tonnes for Q1 2022).
**	Crushed ore stockpile includes crushed ore in the crushed ore stockpile, and stockpiled overliner fines. ROM stockpile includes low-grade stockpiles and ROM ore stockpile.

"Once again, our team in Mexico has delivered on two significant milestones: our first full quarter of gold production and achieving commercial production on time," said Andrew Cormier, Chief Operating Officer of Orla Mining.  "The team remains focused on consistent performance and execution and we are well-positioned to deliver on our 2022 guidance."

UPCOMING MILESTONES

  Metallurgical results for Camino Rojo Sulphides Project.
  Advancement of exploration drill programs in Mexico and Panama.
  First quarter 2022 financial results.

Qualified Persons Statement

The scientific and technical information related to Camino Rojo in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The operation is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2022 guidance, including production, achievement of nameplate capacity at Camino Rojo in the second quarter of 2022 and the Company's upcoming milestones. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company's reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company's indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; the Layback Agreement with Fresnillo Plc remaining subject to the transfer of surface rights; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; risks related to the Company's history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company's ability to identify, complete, and successfully integrate acquisitions; dividend risks; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company's objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, to be available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

The disclosure contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/April2022/06/c7045.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development

CO: Orla Mining Ltd.

CNW 06:00e 06-APR-22